Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Arcturus Therapeutics Holdings Inc. for the registration of common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our reports dated March 16, 2020, with respect to the consolidated financial statements of Arcturus Therapeutics Holdings Inc. and its Subsidiaries, and the effectiveness of internal control over financial reporting of Arcturus Therapeutics Holdings Inc. and its Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

May 8, 2020